UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68967

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kittle Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

310 E 96th Street, Suite 400
(No. and Street)

Indianapolis	**Indiana**	**46240**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey L. Kittle	**317-846-3111**	jkittle@kittleproperties.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/2009	**3366**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L, Kittle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kittle Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Manager

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KITTLE CAPITAL MARKETS, LLC

FINANCIAL REPORT

December 31, 2025

KITTLE CAPITAL MARKETS, LLC

CONTENTS





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Kittle Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC ("Kittle Capital Markets, LLC") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on Kittle Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kittle Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Kittle Capital Markets, LLC's auditor since 2024.

Celeste, Texas
February 9, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
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KITTLE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

ASSETS

Cash	$	100,629
Prepaid expenses		13,418
TOTAL ASSETS	$	114,047

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	633
Payable to related party		71,400
TOTAL LIABILITIES		72,033
MEMBER'S EQUITY		42,014
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	114,047

The accompanying notes are an integral part of these financial statements.

KITTLE CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2025

REVENUE

Merger and acquisition services	$	502,000
Other income		883
Total Revenue		502,883

EXPENSES

Commissions	476,900
Employment services - related party	60,500
Professional fees	122,698
Occupancy and equipment	1,200
Technology and communications	3,244
Regulatory fees and expenses	7,253
Other expenses	3,154
Total Expenses	674,949

NET LOSS	$	(172,066)

The accompanying notes are an integral part of these financial statements.

KITTLE CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2025

MEMBER'S EQUITY AT JANUARY 1, 2025	$ 214,080
Net loss	(172,066)
MEMBER'S EQUITY AT DECEMBER 31, 2025	$ 42,014

The accompanying notes are an integral part of these financial statements.

KITTLE CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

OPERATING ACTIVITIES	
Net loss	$ (172,066)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	1,106
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(682)
Payable to related party	61,700
Net Cash Used in Operating Activities	(109,942)
NET DECREASE IN CASH	(109,942)
Cash at Beginning of Year	210,571
Cash at End of Year	$ 100,629
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>

Kittle Capital Markets, LLC (the Company), was organized in 2011 as an Indiana limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to mergers and acquisition services; private placement of securities, and wholesale and/or retail distribution of publicly registered non-traded real estate investment trust (REITS).

The Company's activities consist primarily in providing mergers and acquisition services to companies throughout the United States.

<u>Summary of Significant Accounting Policies</u>

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Significant Judgments: Revenue from contracts with customers includes merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Merger and Acquisition Services: The Company provides mergers and acquisition services. Revenue is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation is simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised merger and acquisition services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its member; therefore, federal income taxes are not payable by or provided for by the Company.

The Company is subject to state income taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $28,596, which was $23,596 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 2.52 to 1.

NOTE 3 – CONCENTRATIONS

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2025, there was no uninsured cash.

For the year ended December 31, 2025, revenue from one customer represented approximately 78% of the Company's merger and acquisition services revenue.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and another related party company are under common control, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the related party company were not consummated on terms equivalent to arm's length transactions.

The Company entered into an employment services agreement (Agreement) with the related party company effective March 1, 2025, for a one-year term, automatically renewable, unless canceled by either party. Under the Agreement, the related party performs certain employment functions for the Company, including but not limited to employing individuals who will provide broker/dealer services, office and secretarial services, accounting oversight, health insurance and related employee benefits, liability insurance and other indirect expenses of operations. The fee charged under this and the previous Agreement was $4,750 for January 2025 and February 2025 and then $5,100 per month for the remainder of the year which totaled $60,500 for the year ended December 31, 2025. This amount plus prior year fees of $9,700, or a total of $70,200, is payable as of December 31, 2025.

The Company entered into a sublease (Sublease) with the same related party company effective January 1, 2025. The Sublease is on a month-to-month basis and requires the Company to pay rent of $100 per month. Rent under the Sublease totaled $1,200 during the year, of which $1,200 is payable at December 31, 2025. The Firm has elected to apply the short-term lease exception under FASB Topic 842, Leases to all leases with a term of one year or less.

NOTE 5 - CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2026, the date the financial statements were available to be issued.

During January 2026, the December 31, 2025, balance due to the related party company under the Agreement and Sublease of $71,400 plus one month of amounts due under the Agreement and Sublease during 2026 of $5,200, or a total of $76,600, was forgiven by the related party.

KITTLE CAPITAL MARKETS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

COMPUTATION OF NET CAPITAL
    Member's equity qualified for net capital $ 42,014

Deductions and/or charges
  Non-allowable Assets:
    Prepaid expenses   13,418

        Total Non-allowable Assets   13,418

Net capital $ 28,596

Aggregate indebtedness:
  Accounts payable and accrued expenses $ 633
  Payable to related party   71,400
  Total aggregate indebtedness   72,033

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
  Minimum net capital required (6 2/3% of total aggregate
   indebtedness) $ 4,760

  Minimum dollar net capital requirement $ 5,000

  Net capital requirement (greater of above two minimum
   requirement amounts) $ 5,000

  Excess net capital $ 23,556

Ratio: Aggregate indebtedness to net capital   2.50

RECONCILIATION OF NET CAPITAL

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

KITTLE CAPITAL MARKETS, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2025

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to: (1) mergers and acquisitions services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS). As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



PHILLIP V. GEORGE, PLLC

CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kittle Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions services; private placement of securities, and wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kittle Capital Markets, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 9, 2026



5179 CR 1026 CELESTE, TX 75423   214-358-5150   FAX 214-358-0222   PHIL@PVGEORGE.COM

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

Kittle Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kittle Capital Markets LLC

I, Jeffrey L. Kittle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

Manager
_____
Title

2/11/2026
_____
Date